UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Premium Catering (Holdings) Limited

(Name of Issuer)

ordinary shares, par value US$0.0000005 per share

(Title of Class of Securities)

G72228 102

(CUSIP Number)

Mr. Henry F. Schlueter, Esq.

Schlueter & Associates, P.C.

5290 DTC Parkway, Suite 150

Greenwood Village, CO 80111

Tel: 303-292-3883

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 23, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G72228 102	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hero Global Enterprises Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,547,250
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,547,250
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,547,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.93%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Hero Global Enterprises Limited is wholly-owned by Mr. Yu Chun Yin, a director and our indirect controlling shareholder of the Issuer and accordingly, holds the voting and/or investment control over its shares.

CUSIP No. G72228 102	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Yu Chun Yin (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,547,250
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,547,250
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,547,250
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.93%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(2)	Hero Global Enterprises Limited is wholly-owned by Mr. Yu Chun Yin, a director and our indirect controlling shareholder of the Issuer and accordingly, holds the voting and/or investment control over its shares.

CUSIP No. G72228 102	13D	Page 4 of 6 Pages

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the ordinary shares (the “Ordinary Shares”) of Premium Catering (Holdings) Limited (the “Issuer”). The principal executive offices of the Issuer are located at 6 Woodlands Walk, Singapore 738398. The Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PC.”

Item 2. Identity and Background.

Hero Global Enterprises Limited and Mr. Yu Chun Yin, are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Yu Chun Yin, an Executive Directors of the Issuer, indirectly through Hero Global Enterprises Limited, holds 10,547,250 Ordinary Shares of the Issuer, representing 65.93% of the total ordinary shares of the Issuer and 65.93% aggregate voting power of the Issuer.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Persons, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The Issuer was incorporated in the Cayman Islands with limited liability on May 30, 2023 and the initial 1 share (“Initial Share”) was transferred to Hero Global Enterprises Limited on the same date for cash at par.

On September 4, 2023, Hero Global Enterprises Limited, further subscribed for 7,838, shares for cash at par.

On June 12, 2024, Hero Global Enterprises Limited and another individual transferred their entire shareholding interest in Premium Catering Private Limited, a company incorporated in Singapore to Starry Grade Limited, a company incorporated in the BVI in consideration of our allotment and issue of one share to Hero Global Enterprises Limited, credited as fully paid. The Issuer effected a forward split on June 12, 2024 on the basis of 2,000 ordinary shares for every 1 share (the “Forward Split”). Following the completion of the Forward Split and surrender (“Surrender”) of 4,152,750 shares by Hero Global Enterprises Limited, the total issued shares to Hero Global Enterprises Limited was 10,547,250 shares.

Item 4. Purpose of Transaction.

The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

CUSIP No. G72228 102	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a) - (b) The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

(c) Except as set forth in this Statement, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Registrant’s Ordinary Shares during the sixty days prior to the date of filing this Statement.

(d) Except as described in Item 3, no person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Registrant’s Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreement

In connection with the initial public offering of the Issuer, on September 26, 2024, the Reporting Persons respectively entered into lock-up agreements, (together, the “Lock-up Agreements”), pursuant to which the Reporting Persons each agreed that, with respect to their respective shareholding of the Company, in aggregate 10,547,250 Ordinary Shares, not to transfer any of such shares for a period of six months after the date of the final prospectus of the IPO.

References to and descriptions of the Lock-up Agreements herein are qualified in their entirety by reference to the Form of Lock-up Agreement filed as Exhibit 2 to this Statement and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement Dated September 30, 2024
2	Form of Lock-up Agreement dated September 26, 2024

CUSIP No. G72228 102	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hero Global Enterprises Limited

/s/ Mr. Yu Chun Yin
Mr. Yu Chun Yin